

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 30, 2009

Room 4631

Wo Hing Li
Chief Financial Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong,
People's Republic of China

> **Re: China Precision Steel, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **File No. 000-23039**

Dear Mr. Li:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Terence O'Brien
                Accounting Branch Chief

cc: Scott Kline, Esq. (Via Facsimile 415-983-1200)